Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML Provides First Update on Share Buy Back Program
VELDHOVEN, the Netherlands, Jan 31, 2011 — ASML Holding NV (ASML) today provides an update with additional information in connection with its share buy back program, as announced on January 19, 2011:
During the period from January 20 to January 28, 2011, ASML acquired 50,000 of its shares at an average price of EUR 28.37 per share.
The aggregate amount of shares repurchased in connection with the share buy back program up to and including January 28, 2011 represents 0.14 percent of the EUR 1,000 million to be repurchased during the term of the program.
To effect the share buy back program, ASML has mandated a financial institution to make purchases of ASML shares in open market transactions on ASML’s behalf. ASML intends to enter into consecutive similar agreements following the expiration of the current agreement. Under the terms of these agreements, the exact number of shares that are to be purchased by the financial institutions and delivered to ASML, as well as the timing of the purchases, is left to the discretion of the relevant financial institution. Any repurchase activity under this program may depend on factors such as levels of cash generation from operations, cash requirements for investment in ASML’s business, ASML’s current share price, market conditions and other factors. These factors may be reflected in ASML varying the maximum size of any such future purchase mandate within the overall size of the program as announced on January 19, 2011. The share buy back program may be suspended, modified or discontinued at any time.
ASML intends to cancel the repurchased shares.
All future transactions under this program will be published on the ASML website (www.asml.com/investors) on a weekly basis.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 7,100 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements relating to the timing of, amounts purchased under, funding and methods of implementation of ASML’s share buy back program. Actual events may differ materially from current expectations. These forward looking statements are subject to risks and uncertainties including, but not limited to risks associated with ASML’s ability to complete the share buy back program and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.